UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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April 26, 2007

CPFL Energia presents its new Board of Directors

São Paulo, April 26, 2007 – CPFL Energia announces to the market that the Annual Shareholders’ Meeting of April 10, 2007 elected by majority vote the new members of the Company’s Board of Directors for a one-year term of office. The Board of Directors Meeting of April 25, 2007 elected its Chairman and Vice-chairman. The seven sitting Board members are listed below:

  Luiz Aníbal de Lima Fernandes (Chairman)

  Cecília Mendes Garcez Siqueira (Vice-chairman)

  Francisco Caprino Neto

  Martin Roberto Glogowsky

  Milton Luciano dos Santos

  Otávio Carneiro de Rezende

  Ana Dolores Moura Carneiro de Novaes (Independent member)

Investor Relations
Tel.: 55 19 3756-6083
Fax: 55 19 3756-6089
E-mail: ri@cpfl.com.br
Site: http://ri.cpfl.com.br

CPFL Energia is the largest Brazilian publicly-held group, operating in the generation, distribution and commercialization of electric power. CPFL is the only electric sector, publicly-held company which simultaneously trades shares on the Novo Mercado – Bovespa and the New York Stock Exchange, (ADR’s level III). The company strategy is focused on operational efficiency, synergic business growth, with financial discipline, practices of sustainability, social responsibility and differentiated corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.